                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                                   RENEX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    759683105
           ----------------------------------------------------------
                                 (CUSIP Number)

                              ADAM H. GOLDEN, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-7016
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               FEBRUARY 1, 2000
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

                                          (continued on following pages)
                                                (Page 1 of 9)

                                  SCHEDULE 13D

--------------------------                         -----------------------------
   CUSIP NO. 759683105                                     Page 2 of 9
--------------------------                         -----------------------------

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    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      RC ACQUISITION CORP.
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /X/
                                                                   (b) / /
--------------------------------------------------------------------------------
    3           SEC USE ONLY
--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS
                      WC, BK
--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(D) OR 2(E)                        / /
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE ORGANIZATION
                      FLORIDA
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
                              0
    SHARES         -------------------------------------------------------------
                   8    SHARED VOTING POWER
  BENEFICIALLY                0
                   -------------------------------------------------------------
    OWNED BY       9    SOLE DISPOSITIVE POWER
                              0
      EACH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
   REPORTING                  0

  PERSON WITH
--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                / /
--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.0%
--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON
                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                         -----------------------------
   CUSIP NO. 759683105                                     Page 3 of 9
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      NATIONAL NEPHROLOGY ASSOCIATES, INC.
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)/X/
                                                                   (b)/ /
--------------------------------------------------------------------------------
    3           SEC USE ONLY
--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS
                      WC, BK
--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
                              0
     SHARES        -------------------------------------------------------------
                   8    SHARED VOTING POWER
  BENEFICIALLY                100
                   -------------------------------------------------------------
    OWNED BY       9    SOLE DISPOSITIVE POWER
                              0
      EACH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
   REPORTING                  100

  PERSON WITH
--------------------------------------------------------------------------------

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             100
--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                / /
--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       100.0%
--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON
                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                         -----------------------------
   CUSIP NO. 759683105                                     Page 4 of 9
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      J.W. CHILDS EQUITY PARTNERS II, L.P.
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)/X/
                                                                   (b)/ /
--------------------------------------------------------------------------------
    3           SEC USE ONLY
--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS
                      WC, BK
--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
                              0
     SHARES        -------------------------------------------------------------
                   8    SHARED VOTING POWER
  BENEFICIALLY                100
                   -------------------------------------------------------------
    OWNED BY       9    SOLE DISPOSITIVE POWER
                              0
      EACH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
   REPORTING                  100

  PERSON WITH
--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             100
--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                / /
--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       100.0%
--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON
                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                         -----------------------------
   CUSIP NO. 759683105                                     Page 5 of 9
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      J.W. CHILDS ASSOCIATES, INC.
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)/X/
                                                                   (b)/ /
--------------------------------------------------------------------------------
    3           SEC USE ONLY
--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS
                      WC, BK
--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
                              0
     SHARES        -------------------------------------------------------------
                   8    SHARED VOTING POWER
  BENEFICIALLY                100
                   -------------------------------------------------------------
    OWNED BY       9    SOLE DISPOSITIVE POWER
                              0
      EACH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
   REPORTING                  100

  PERSON WITH
--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             100
--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                / /
--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       100.0%
--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON
                       CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Renex Corp., a Florida Corporation (the "Issuer"), beneficially owned by RC Acquisition Corp., a Florida corporation ("Merger Sub"), National Nephrology Associates, Inc., a Delaware corporation ("Parent"), J.W. Childs Equity Partners II, L.P., a Delaware limited partnership ("JWCEP") and J.W. Childs Associates, Inc., a Delaware corporation ("JWCA"). JWCA, together with JWCEP, Parent and Issuer are the "Reporting Persons." Effective as of February 1, 2000, as a result of the transactions more fully described in Item 4 herein, as amended, Merger Sub was merged with and into the Issuer and is no longer a Reporting Person. The Reporting Persons hereby file this Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed on January 7, 2000 (the "Schedule 13D").

            Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Amendment No. 1 is being filed by the Reporting Persons and the information contained herein supplements the information contained in the
Schedule 13D.

            As a result of the transactions more fully described in Item 4 herein, as amended, Merger Sub was merged with and into the Issuer (the "Merger") and Merger Sub's separate corporate existence terminated, Merger Sub ceased to be the beneficial owner of more than five percent of Common Stock, and thus ceased to be a Reporting Person.

ITEM 4.     PURPOSE OF TRANSACTION.

            As previously reported in the Schedule 13D, Parent, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 28, 1999. The Merger Agreement was approved and adopted by the board of directors of the Issuer at a meeting held on December 27, 1999. Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock of the Issuer at a purchase price of $10.00 per share of Common Stock without interest. The purpose of the Merger and the Offer was to enable Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Offer was consummated on February 1, 2000, and as of such date, 7,393,055 shares of Common Stock, or approximately 86.3% of the outstanding shares of Common Stock, were purchased by Merger Sub pursuant to the Offer. Because Merger Sub acquired greater than 80% of the shares of Common Stock on a fully-diluted basis, Florida law permitted Merger Sub to effect the Merger without a shareholders' meeting and without the approval of or prior notice to the other shareholders of the Issuer. The Merger was consummated pursuant to the Merger Agreement on February 1, 2000 (the "Effective Time"). In connection with the Merger, each share of the common stock, par value $0.001 per share, of the Issuer was converted into the right to receive $10.00 in cash without interest. In connection with the Merger, Parent also refinanced certain of its outstanding indebtedness.

            At the Effective Time, each of the 100 outstanding shares of common stock of Merger Sub were converted into a share of common stock of the Issuer as the surviving corporation in the Merger. As a result, as of the Effective Time, the Issuer became a wholly owned subsidiary of Parent.

            Following the Merger, the Issuer applied to have the Common Stock delisted from the Nasdaq National Market and the Issuer filed a Form 15 with the Securities and Exchange Commission suspending the Issuer's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the Common Stock under the Exchange Act.

            As previously reported in the Schedule 13D, contemporaneous with entering into the Merger Agreement, Merger Sub and Parent entered into a shareholders agreement, dated as of December 28, 1999 (the "Shareholders Agreement"), with the directors and executive officers of the Issuer. The Shareholders Agreement, terminated according to its terms upon the consummation of the Merger at the Effective Time.

            As of the Effective Time, and pursuant to the Merger Agreement, the sole director of the Issuer (the "Board") became Leif Murphy, Executive Vice President and Chief Financial Officer of the Parent. Promptly following the Effective Time, Mr. Murphy was removed as a director and the following persons were appointed to the Board of Directors: Dr. Jerome S. Tannenbaum, Chairman and Chief Executive Officer of Parent; Dr. Jeffrey L. Hymes, Director, President and Chief Medical Officer of Parent; Joseph A. Cashia, Executive Vice President and Chief Operating Officer of Parent; and M. Stephen Harrison, Executive Vice President, New Business Development of Parent. The composition of the Board is subject to change from time to time, but representatives or employees of the Reporting Persons are expected to constitute a majority of the Board. In that capacity, such persons will be consulted, and will vote, on matters that are presented to the Board, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, dividend policy, business or corporate structure. The officers of Purchaser immediately prior to the Effective Time became the officers of the Issuer after the Effective Time.

            At the Effective Time and pursuant to the Merger Agreement, the articles of incorporation of Merger Sub became the articles of incorporation of the Issuer, and the by-laws of Merger Sub became the by-laws of the Issuer.

            The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed as exhibits to the Schedule 13D, and incorporated therein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of February 1, 2000, Parent beneficially and directly owns, and the other Reporting Persons may be deemed to own beneficially and indirectly, 100 shares of Common Stock, or 100.0% of the shares of Common Stock issued and outstanding.

      (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 5 above.

      (c) Except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the persons listed on Schedules I or II hereto, during the 60-day period preceding February 1, 2000.

      (d) No person other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

      (e) Pursuant to the Merger, Merger Sub was merged with and into the Issuer and Merger Sub's separate corporate existence terminated, Merger Sub ceased to be the beneficial owner of more than five percent of the Common Stock, and thus ceased to be a Reporting Person.

                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated as of: February 2, 2000

                              RC ACQUISITION CORP.

                              By:   /s/ Leif Murphy
                                    -----------------------------------------
                                    Name: Leif Murphy
                                    Title:Executive Vice President and Chief
                                          Financial Officer

                              NATIONAL NEPHROLOGY ASSOCIATES, INC.

                              By:   /s/ Leif Murphy
                                    -----------------------------------------
                                    Name: Leif Murphy
                                    Title:Executive Vice President and Chief
                                          Financial Officer

                              J.W. CHILDS EQUITY PARTNERS II, L.P.

                              By: J.W. Childs Advisors II, L.P., its general partner

                              By:   J.W. Childs Associates, L.P., its
                                          general partner

                              By:   J.W . Childs Associates, Inc.,
                                          its general partner

                              By:   /s/ Edward Yun
                                    -----------------------------------------
                                    Name: Edward Yun
                                    Title:Vice President

                              J.W. CHILDS ASSOCIATES, INC.

                              By:   /s/ Edward Yun
                                    -----------------------------------------
                                    Name: Edward Yun
                                    Title:Vice President